1290 Avenue of the Americas New York, NY 10104	Darin Smith Lead Director and Associate General Counsel (319) 573-2676

April 10, 2017

VIA EDGAR

Edward J. Rubenstein, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Washington, DC 20549

Re:	AXA Equitable Life Insurance Company

Registration Statement on Form N-4

American Dental Association Members Retirement Program

Registration File No. 333-142455

CIK #0001397940

Dear Mr. Rubenstein:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	Please include the following language (or words to the same effect) in bold font where the Money Market Guarantee Account is either first mentioned or on page 19 where it is described in greater detail:

The Money Market Guarantee Account is not a “money market fund” subject to Rule 2a-7 of the Investment Company Act of 1940, and investors in the Money Market Guarantee Account are not entitled to any protections afforded by Rule 2a-7. In addition, an investment in the Money Market Guarantee Account is not insured by the FDIC or other governmental agency.

Response: The disclosure has been revised as requested. See page 19.

2.	Please delete the following sentence from the cover page of the prospects “This prospectus is part of a registration statement relating to this offering.”

Response: The disclosure has been revised as requested. See the cover page.

3.	Please clarify that the estimation, if any, is by the underlying funds by revising the last part of the sentence to read “in part, on amounts estimated by the underlying Funds.”

Response: The disclosure has been revised as requested. See page 10.

4.	The class identifier in EDGAR and the name of the contract in the prospectus should be the same. Please revise.

Response: The Company will change the class identifier to match the name in the prospectus.

I trust that the responses provided in this letter address your supplemental comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith

Darin Smith

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